# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CeriBell, Inc., CIK 0001861107
CUSIP: 15678C102
Title of class of securities: Common stock, $0.001 par value per share
Address of issuer's principal executive offices: 360 N. Pastoria Avenue, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002057201

## Reporting persons
- The Global Value Investment Portfolio Management Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 2,368,345; sole dispositive power 0; shared dispositive power 2,368,345; aggregate amount beneficially owned 2,368,345 (6.6% of the class)
- u.life fund: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,350,936; sole dispositive power 0; shared dispositive power 2,350,936; aggregate amount beneficially owned 2,350,936 (6.6% of the class)
- GVIP Ventures SPC-SP3: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 17,409; sole dispositive power 0; shared dispositive power 17,409; aggregate amount beneficially owned 17,409 (0.05% of the class)
- Caroline Kwong: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 2,368,345; sole dispositive power 0; shared dispositive power 2,368,345; aggregate amount beneficially owned 2,368,345 (6.6% of the class)

## Item 1. Issuer
Name of issuer: CeriBell, Inc.
Address of issuer's principal executive offices: 360 N. Pastoria Avenue, Sunnyvale, CA 94085

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
The Global Value Investment Portfolio Management Pte Ltd
u.life fund
GVIP Ventures SPC-SP3
Caroline Kwong
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is c/o The Global Value Investment Portfolio Management Pte Ltd, Level 19, Singapore Land Tower, 50 Raffles Place, Singapore 048623.
Citizenship: The Global Value Investment Portfolio Management Pte Ltd is a Singapore registered Licensed Fund Management Company monitored by the Monetary Authority of Singapore. u.life fund is registered as a Cayman Islands exempted company. GVIP Ventures SPC - SP3 is registered as a Cayman Islands exempted company. Caroline Kwong is a citizen of Singapore.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4. The ownership information presented herein represents beneficial ownership of common stock (the "Common Stock") as of December 31, 2024, based upon 35,824,244 shares of Common Stock outstanding as of November 11, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024. The securities reported herein consist of (i) 2,350,936 shares of Common Stock held by u.life fund and (ii) 17,409 shares of Common Stock held by GVIP Ventures SPC-SP3. The Global Value Investment Portfolio Management Pte Ltd has voting control over u.life fund and GVIP Ventures SPC-SP3. Caroline Kwong is the Managing Director of The Global Value Investment Portfolio Management Pte Ltd. As a result of these relationships, each of The Global Value Investment Portfolio Management Pte Ltd and Ms. Kwong may be deemed to share beneficial ownership of the securities reported herein.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- The Global Value Investment Portfolio Management Pte Ltd: /s/ Caroline Kwong, Managing Director (02/20/2025)
- u.life fund: By: The Global Value Investment Portfolio Management Pte Ltd, /s/ Caroline Kwong, Managing Director (02/20/2025)
- GVIP Ventures SPC-SP3: By: The Global Value Investment Portfolio Management Pte Ltd, /s/ Caroline Kwong, Managing Director (02/20/2025)
- Caroline Kwong: /s/ Caroline Kwong, Self (02/20/2025)
Comment: Joint Filing Agreement (filed herewith).